Afya Limited Announces First Quarter 2020 Financial Results

Continuing Trend of Growth, Maintaining Strong and Consistent Results;

1H20 Guidance Reaffirmed; Solid Cash Position of R$ 1.3 billion

Nova Lima, Brazil, May 28, 2020 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group in Brazil, today reported financial and operating results for the three-month period ended March 31, 2020. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First quarter 2020 main highlights

•	Pro forma Net Revenue grew by 27.2% year over year (YoY), reaching R$272.3 million. Pro forma Net Revenue excluding UniRedentor grew 20.1%.
•

Pro forma Adjusted EBITDA increased 36.0% YoY reaching R$140.6 million, with EBITDA margin of 51.6%, increasing 330 basis points (bps). Pro forma Adjusted EBITDA excluding UniRedentor grew 33.3%, with EBITDA margin expanding 530 bps.

•	Adjusted Net Income of R$124.0 million, up 131.7% YoY.
•	Cash conversion of 80.7% with a solid cash position of R$1,299 million at quarter-end.
•	Intake process for the 2H20 have already captured more candidates than medical seats available, ensuring 100% occupancy
•	Considering the consolidation of UniSL figures, a 22% growth is projected in medical student base for 2H20 when compared to 1Q20, reaching 9,718 medical students.
•	16,008 monthly active users of Afya Digital in the end of March, 2020.

Table 1: Financial Highlights	First Quarter
	Considering the adoption of IFRS 16
(in thousand of R$)	2020	2019	% Chg	2020 ex-Uniredentor	2019	% Chg ex-Uniredentor
(a) Net Revenue	272,304	144,578	88.3%	257,088	144,578	77.8%
(b) Pro forma Net Revenue¹	272,304	214,095	27.2%	257,088	214,095	20.1%
(c) Adjusted EBITDA²	140,644	74,730	88.2%	137,794	74,730	84.4%
(d) = (c )/(a) Adjusted EBITDA Margin²	51.6%	51.7%	-10 b.p	53.6%	51.7%	+190 b.p
(g) Pro forma Adjusted EBITDA¹ ²	140,644	103,409	36.0%	137,794	103,409	33.3%
(h) = (e)/(b) Pro forma Adjusted EBITDA¹ ² Margin	51.6%	48.3%	+330 b.p	53.6%	48.3%	+530 b.p
(i) Adjusted Net Income	124,011	53,531	131.7%	121,964	53,531	127.8%
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.
2. See more information on "Non-GAAP Financial Measures" (Item 10).

Message from Management

Virgilio Gibbon, Afya’s CEO, stated: “This was an eventful and historical quarter. We are living and operating our business in an unprecedented time and we want to take a moment to acknowledge the challenges that the world is facing. We are fortunate that, as a business, we are able to help by providing free courses at this time to assist hospitals, medical schools, physicians and nurses to deal with the rapid spread of COVID-19.

I also want to thank our employees and professors who made it possible, within one week, to move 100% of the on-site classes onto our online platform. The feedback from students, professors and physicians could not be better – they are all very satisfied with the effectiveness of the platform. While the environment continues to evolve quickly, our teams are managing our priorities and business well. I am extremely proud of Afya’s team and glad to report that we and our families are safe and healthy – our first priority.

First quarter results grew significantly on the back of the positive dynamics and a very strong intake process concluded by the end of this quarter.  Afya had already completed the enrollment process with a 100% occupancy that maintained, as expected, our highly predictable topline growth even during these challenging times. Our business is tracking in line with our first half 2020 expectations as we are successfully executing our long-term strategy and showing the resilience of our business model during this unprecedented crisis. It is worth mentioning that our collection process by end of April is performing even better results when compared to the same period last year, signaling that Afya’s strong cash flow generation will continue even during the crisis. Considering the next intake cycle and the additional medical students added after UniSL acquisition, we are expecting to grow 22% our  medical student base in 2H20 when compared to 1Q20 reported figures, reaching 9,718 students, attesting the resilience of our business and ability to keep 100% of occupancy rate even during this crisis.

In March, as we started to see the Covid-19 outbreak in Brazil, we prioritized the well-being of our students and professors by quickly moving campus classes to our online platform. Most of our corporate staff started to work from home and are keeping all activities up and running. We are also providing a full package of social and health assistance to our employees and families to help them during the pandemic, including all HR initiatives such as online yoga classes, free psychological care, launch of corporate courses platform, free lectures, support for family professional placement, among others.

At Afya, we’re highly aware that we are privileged to have a service that is even more meaningful to students and health care professionals in this uncertain time. To help students in the last two years of graduation we released temporary free access to our digital platform, in parallel we launched the 2nd season of our webseries “Residência Médica”, and  to the general medical professional public we released several free courses and webinars to enhance their knowledge process during these challenging moments.

These actions brought a significant number of new students, physicians and medical schools to our platforms and positively changed the dynamic of our continuing medical education business unit. The monthly active users (MaU) of our platforms in the end of March has soared to more than 16.0 thousand, from 13.6 thousand in the end of January, attesting the potential to accelerate our market penetration and to offer to these users new programs and services to support their life long educational journey. And we expect a higher MaU in the second quarter due to other Covid initiatives. This is completely in sync with our strategy to combine quality medical education with intensive use of technology that will sprawl thru their medical carrers.

M&A remains a key growth strategy for us and we continue to evaluate opportunities to deploy capital into strategic acquisitions. Given that we are ahead of schedule in terms of acquisitions –we have already reached more than 40% of our target to acquire at least 1,000 medical school seats within three years after our IPO - we are taking this time to reevaluate all assets we have under Memorandum of Understandings (MoU), which currently represents more than 500 seats. We are also looking for assets and digital platforms that can add services to medical professionals, thus maximizing our product offering. Importantly, our financial soundness and cash flow generation capabilities allows us flexibility, and we intend to remain opportunistic. Last but not least, integration continued running smoothly and even during the pandemic we were able to conclude IPEMED’s integration and we are very close to conclude MedCel and Uninovafapi’s integration process (expected by the third quarter of 2020), extracting all sizeable synergies we identified when acquiring these businesses. It is worth mentioning that in the beginning of this month we closed the UniSL acquisition in Rondônia entering another important State in northern region.

Afya is also proud of its engagement with society. All of our initiatives and beliefs are detailed in our first Sustainability Report, released in the beginning of May. In this report we detail our initiatives and strategy  that contributed to us to achieve 12 of the 17 UN Sustainable Development Goals (SDGs). We also became a signatory of the UN Global Compact, with my personal commitment, and support from the Board, to meet fundamental responsibilities in four areas: human rights, labor, environment and anti-corruption.

We are operating in truly extraordinary times, times of great challenges, but also times in which we see many key opportunities ahead for Afya.”

1.        COVID-19 Update

COVID-19 did not have an impact on the Company’s 1Q20 financial results. As a matter of fact, Afya’s collection rate is 400 bps higher from January to April, when compared to the same period last year and a 100% occupancy in Medical School seats is maintained. However, taking into consideration the interruption of on-campus activities and that a significant portion of non-practical educational activities being temporarily offered through the Company’s online platform, Afya is expecting that some practical classes will have to be replaced during the 2H2020 postponing the revenue recognition proportionally. Those effects were already considered in the Company’s 1H20 guidance indicated by the Net Revenue guidance range, which already contemplated that a certain amount of practical classes would be delivered in the 2H2020. Aside from this, Afya does not expect other meaningful impacts on its 2Q20 results.

Afya understands the importance of its unique positioning in the medical community and therefore has played an important role in sharing knowledge with other institutions, physicians, students and patients through the initiatives below:

▪

Temporary access to Afya’s digital platform – MedCel – free of charge for other medical education institutions through the duration of the pandemic. With this initiative, Afya aims to help other public and private medical schools to minimize the impact of the pandemic on their students. Over 9,000 medical students at 32 public and private schools are already accessing Medcel’s platform;

▪

Development and launch of a free course of “Conducts for Emergencies in COVID-19” for hospitals, medical associations, medical schools and other interested professionals and students. The course focuses on mechanical ventilation, respiratory emergencies and imaging diagnosis. The online training is provided by two pulmonologists and a cardiologist from Afya and also selected guest specialists, which has had more than 23,000 participants and 34 institutions enrolled;

▪

Launch of the free course “Therapeutic Update in the Era of Telemedicine”. This course aims to update doctors of several specialties on how to make routine emergency care and when is it really necessary to refer the patient to a specific specialist. It also teaches when and how telemedicine could be used, reducing the risk exposure of health professionals and patients and also relieving the burden on the health system. The course is composed of 60 study units, including 426 video lessons, 59 podcasts, 177 questions resolution, among others, with 1,572 users accessing the platform.

▪

Promotion of a Free Webinar Week to discuss the “Impacts of Covid in the World’s Health Systems” together with iHeed, a world-class medical online education platform, with renowned physicians and health professionals from the US, UK, Ireland, Germany, South Korea, India and Singapore focusing on good practices to combat the pandemic and identify the lasting changes in the medical industry. Several themes such as technology, changes in medical education, welfare of doctors, among others were discussed, with an attendance of 5,800 participants.

▪	Donation of masks, gloves and other safety equipment to health departments and hospitals to the 13 cities where Afya’s medical courses are located.

2.        First Half 2020 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for 1H20 including the successfully concluded admissions of new students for the first semester of 2020 and assuming a certain degree of potential impacts of COVID-19 into the business during 1H20. The impacts contemplated in the guidance below take into consideration the interruption of on-campus activities, with a significant portion of non-practical educational activities being temporarily offered through the Company’s online platform (rather than on-site) and the calendar of the practical educational activities being rescheduled to when authorities allow on-campus activities to resume.

Under these assumptions, Afya expects to partially mitigate the potential impact over the academic calendar and to its business results in 1H20. This timing effect was already contemplated within the Net Revenue´s guidance range provided and it will not change the tuition payment schedule for the 1H20.

The global Coronavirus outbreak is an unprecedented and rapidly evolving situation. When considering Afya’s guidance for 1H20, it is paramount that shareholders and the market in general be advised that the COVID-19 pandemic is still evolving in Brazil, some state authorities may maintain a lockdown status for a still undefined period of time and/or take other actions not contemplated into the guidance, all of which are outside of the Company’s control.

Considering the above factors, the guidance for 1H20 is defined in the following table.

Guidance for 1H20	Important considerations
Net Revenues is expected to be between R$475 million – R$510 million

•       Includes UniRedentor starting February 1st, 2020

•       Excludes any acquisition that may be concluded after the issuance of the guidance; for instance does not include UniSaoLucas that was concluded on May 5, 2020.

Adjusted EBITDA margin is expected to be between 45-46.5%

•       Includes UniRedentor starting February 1st, 2020

•       Excludes any acquisition that may be concluded after the issuance of the guidance; for instance does not include UniSaoLucas that was concluded on May 5, 2020.

•       Includes the impact of the adoption of IFRS 16

3.        Overview of 1Q20

Operational Review

Afya is the only company offering technological solutions to support students across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education.

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The Company also offers Residency Preparatory and Specialization Programs (Business Unit 2 or BU2). Revenue is comprised of fees from these programs.

Table 2: Key Revenue Drivers	First Quarter
	2020	2019	% Chg
Business Unit 1: Educational Services Segment ¹
MEDICAL SCHOOL
Approved Seats²	1,866	1,267	47.3%
Operating Seats	1,516	917	65.3%
Total Students	7,956	5,011	58.8%
Total Students (ex-Uniredentor)	7,339	5,011	46.5%
Tuition Fees (ex- Uniredentor - R$MM)	181,308	114,188	58.8%
Medical School Average Ticket (ex- Uniredentor - R$/month)	8,235	7,596	8.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students	7,596	6,425	18.2%
Total Students (ex-Uniredentor)	6,544	6,425	1.9%
Tuition Fees (ex- Uniredentor - R$MM)	25,860	22,565	14.6%
OTHER UNDERGRADUATE
Total Students	10,617	7,985	33.0%
Total Students (ex-Uniredentor)	8,744	7,985	9.5%
Tuition Fees (ex- Uniredentor - R$MM)	27,031	22,390	20.7%
Business Unit 2: Prep Courses & CME and Medical Specialization
Active Paying Students
Prep Courses & CME - B2C	9,375	7,249	29.3%
Prep Courses & CME - B2B	890	732	21.6%
Medical Specialization & Others	4,187	1,722	143.1%
Medical Specialization & Others (ex-Uniredentor)	1,542	1,722	-10.5%
Revenue from courses (ex- Uniredentor - R$MM) ³	57,894	-	-

1. As Uniredentor tuition fees consolidates only two months of operation in the 1Q20, tuition fees of this table do not consider  Uniredentor results. Uniredentor average tuition fee for medical school in February and March was R$10,222.

2. This number includes UniSl that was acquired in May 5, 2020 and contribute 182 seats to Afya.

3. As Medcel and Ipemed were acquired on March 31, 2019 and on May 9, 2019 respectively, revenue from courses for BU2 were not accounted for in 1Q19. The number of students is disclosed to contribute with investors analysis.

Besides the active paying students, 9,000 medical students from 32 public and private medical schools are accessing our digital platform with a temporary free access during the crisis.

Total monthly active users (MaU) grew at 17.5% increase from January to March, reaching 16,008 user at the end of March. MaU represents the number of unique individuals that consumed Afya’s digital content in the last 30 days. Afya’s offers to its MaU a great number of learning assets, that can be e-books, videos, podcasts and questions. In the last quarter, MaU’s average consumption of learning assets were 54, increasing 26% the engagement of Afya’s digital users since January to March.

Table 3: Key Operational Drivers for BU2	First Quarter
	January	February	March

Total Monthly Active Users (MaU)	13,624	14,602	16,008
Average Learning Assets Consumption	46	59	58

 Seasonality

Afya’s two businesses are impacted by seasonality but at different time periods. The first is associated with the concentration of prep course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first quarter is normally the strongest. The fourth quarter is normally the second strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

Revenue

Pro forma Net Revenue, which considers results of Medcel, IPEMED and FASA as if they were acquired on January 1st 2019, for the three-months ended March 31, 2020, was up 27.2% over the same period of last year, to R$272.3 million.

Excluding the acquisition of UniRedentor, which closed in the end of January 2020, Pro Forma Net Revenue grew by 20.1% YoY, reaching R$257.1 million.

Total Net Revenue for the three-months ended March 31, 2020 was R$272.3 million, an increase of 88.3% over the same period of last year. Excluding the acquisition of UniRedentor Net Revenue grew 77.8% in the quarter,  with a contribution of 75% from Medcel, IPEMED, FASA and IPEC acquisitions and 25% from organic growth, which is comprised of the maturation of medical school seats and average ticket.

Table 3: Revenue & Revenue Mix
(in thousand of R$)	First Quarter
	2020	2019	% Chg
Net Revenue Mix
Business Unit-1	211,784	144,578	46.5%
Business Unit-2	61,497	-
Inter-segment transactions	-977
Total Reported Net Revenue	272,304	144,578	88.3%
Total Pro Forma Net Revenue¹	272,304	214,095	27.2%
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Adjusted EBITDA and Pro forma Adjusted EBITDA

Pro forma Adjusted EBITDA was R$140.6 million in three-months ended March 31, 2020, up 36.0%, from R$103.4 million in the three-months ended March 31, 2019. Pro forma Adjusted EBITDA margin increased 330 basis points to 51.6% in the three-months ended March 31, 2020, from 48.3% in the same period of the prior year reflecting the operational leverage, synergies obtained from recent acquisitions and other improvements. Excluding the consolidation of UniRedentor, Pro forma Adjusted EBITDA increased 33.3% year over year to R$137.8 million from R$103.4 million and Pro forma Adjusted EBITDA margin increased 530 basis points, to 53.6% from 48.3%.

Adjusted EBITDA in three-months ended March 31, 2020 increased 88.2% to R$140.6 million, from R$74.7 million in the three-months ended March 31, 2019, Adjusted EBITDA margin of 51.6% was generally in line with the 51.7% reported in the three-months ended March 31, 2019, reflecting the consolidation of UniRedentor. Excluding this effect, Adjusted EBITDA increased 84.4% to R$137.8 million and Adjusted EBITDA margin expanded 190 basis points to 53.6% from 51.7%. Of this growth 75% came from consolidating acquisitions and 25% from maturation of the medical schools combined with synergies from acquisitions.

Upon closing and being included in the financial results for the first time, UniRedentor had a negative impact on the Adjusted EBITDA Margin in the quarter. However, with a proven track record of successfully integrating acquisitions, Afya expects that the full integration of this business will result in synergies that will converge to similar margin gains as the integration process progresses.

Table 4: Adjusted EBITDA	First Quarter
(in thousand of R$)	Considering the adoption of IFRS 16
	2020	2019	% Chg	2020 ex-Uniredentor	2019	% Chg
Adjusted EBITDA	140,644	74,730	88.2%	137,794	74,730	84.4%
% Margin	51.6%	51.7%	-10 b.p	53.6%	51.7%	+190 b.p
Proforma Adjusted EBITDA¹	140,644	103,409	36.0%	137,794	103,409	33.3%
% Margin	51.6%	48.3%	+330 b.p	53.6%	48.3%	+530 b.p
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Net Income

During the three-months ended March 31, 2020, the Company reported Adjusted Net Income of R$124.0 million, compared to a Adjusted Net Income of R$53.5 million in the three-months ended March 31, 2019, an increase of 131.7%, mainly reflecting the revenue contribution, synergies captured and margin expansion from the consolidation of acquisitions.

Balance Sheet and Cash Flow

Cash and cash equivalents, including restricted cash of R$16.0 million, at March 31, 2020 were R$1,299.3 million, compared to R$960.1 million at December 31, 2019, and primarily reflects the proceeds from the 2019 IPO and 2020 Follow On offering.

For the three-month period ended March 31, 2020, Afya reported an Adjusted Cash Flow from Operations of R$107.4 million compared to R$59.0 million in 1Q19, a 82.0% increase.

Operating Cash Conversion Ratio for 1Q20 decreased to 80.7% from 82.7% in 1Q19, mainly due to the consolidation of Medcel results in 1Q20 figures. Since the prep course’s revenues are recognized mainly in the first and fourth quarters of each year, but collection is mostly stable during the year, Medcel’s negatively affects cash conversion in the first and fourth quarters.

Excluding Medcel consolidation for comparison purposes, operating cash conversion in 1Q20 would be 91.6%, representing a 890 bps increase, when compared with 1Q19.

Table 5: Operating Cash Conversion Ratio Reconciliation	First Quarter
(in thousand of R$)	Considering the adoption of IFRS 16
	2020	2019	% Chg
(a) Cash flow from operations	101,396	57,732	75.6%
(b) Income taxes paid	6,057	1,297	367.0%
(c) = (a) + (b) Adjusted cash flow from operations	107,453	59,029	82.0%

(d) Adjusted EBITDA	140,644	74,730	88.2%
(e) Non-recurring expenses:
- Integration of new companies (1)	3,120	1,000	212.0%
- M&A advisory and due diligence (2)	2,750	140	1864.3%
- Expansion projects (3)	783	305	156.7%
- Restructuring Expenses (4)	816	1,911	-57.3%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	133,175	71,374	86.6%
(g) = (a) / (f) Operating cash conversion ratio	80.7%	82.7%	-200 b.p
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in conneciotn with the organizational restructuring of acquied companies.

4.        Subsequent Events

Closing of UniSL

On May 5, 2020, the Company announced that it had closed on the previously announced acquisition of Centro Universitário São Lucas, or UniSL, a post-secondary education institution that offers on-campus, undergraduate courses in medicine in the State of Rondônia. In 2019, UniSL reported gross revenue of R$227.5 million with approximately 65% of its gross revenue derived from health-related programs.

The purchase price was R$341.6 million, including the assumption of an estimated total net debt of R$140.1 million, of which 70% of the purchase price was paid in cash on closing and 30% is payable in three equal installments through 2023, adjusted by the CDI rate.

This acquisition will contribute 182 medical school seats to Afya, with a potential upside of 100 additional seats pending approval by the Ministry of Education that, if approved, could result in an additional payment of up to R$80 million, adjusted by the CDI rate.

5.        Conference Call and Webcast Information

When: May 29, 2020 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in: +1-877- 591-8865 (U.S. Toll-Free); +1-336-698-3012 (International). Conference ID: 2699538

Webcast: ir.afya.com.br

Replay: Available between May 29, 2020 until June 4, 2020, by dialing +1-855-859-2056 (U.S. domestic) or +1-404-537-3406 (International), conference ID: 2699538.

6.        About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they enroll as medical students through their medical residency preparation, graduation program, and continuing medical education activities. For more information, please visit www.afya.com.br.

7.        Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of student and teachers; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.        Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA ex IFRS- 16 as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities, plus share-based compensation plus/minus non-recurring expenses. Pro Forma Adjusted EBITDA is calculated as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities plus share-based compensation plus/minus non-recurring expenses. The calculation for Adjusted Net Income ex- IFRS16 is net income plus amortization of customer relationships and trademark, plus depreciation of right-of-use of assets plus interest expense of lease liabilities, minus payment of lease liabilities plus/minus tax effect, plus shared based compensation.

Afya calculates Adjusted EBITDA considering IFRS- 16 as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees,  plus share-based compensation plus/minus non-recurring expenses. Pro Forma Adjusted EBITDA is calculated as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus non-recurring expenses. The calculation for Adjusted Net Income considering IFRS 16 is net income plus amortization of customer relationships and trademark, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because it believes these measures provide investors with a supplemental measure of the financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.        Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the three months ended March 31, 2019 is based on the historical unaudited interim consolidated financial statements of Afya, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

10.     Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

11.     Financial Tables

Interim condensed consolidated statements of income and comprehensive income

For the three-months periods ended March 31, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Net revenue	272,304	144,578
Cost of services	(89,251)	(54,364)
Gross profit	183,053	90,214

General and administrative expenses	(86,723)	(31,234)
Other expenses, net	(59)	(206)

Operating income	96,271	58,774

Finance income	30,013	5,167
Finance expenses	(18,859)	(12,236)
Finance result	11,154	(7,069)

Share of income of associate	2,302	-

Income before income taxes	109,727	51,705

Income taxes expense	(6,057)	(2,229)

Net income	103,670	49,476

Other comprehensive income	-	-
Total comprehensive income	103,670	49,476

Income attributable to
Equity holders of the parent	99,816	41,535
Non-controlling interests	3,854	7,941
	103,670	49,476
Basic earnings per share
Per common share	1.09	0.72
Diluted earnings per share
Per common share	1.09	0.71

Interim condensed consolidated statements of financial position

As of March 31, 2020, and March 31, 2019

(In thousands of Brazilian Reais)

	March 31, 2020	December 31, 2019
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,283,109	943,209
Restricted cash	14,137	14,788
Trade receivables	156,308	125,439
Inventories	5,580	3,932
Recoverable taxes	11,103	6,485
Derivatives	13,299	-
Other assets	15,923	17,912
Total current assets	1,499,459	1,111,765

Non-current assets
Restricted cash	2,053	2,053
Trade receivables	12,964	9,801
Other assets	23,219	17,267
Property and equipment	157,297	139,320
Investment in associate	47,936	45,634
Right-of-use assets	334,221	274,275
Intangible assets	1,524,985	1,312,338
Total non-current assets	2,102,675	1,800,688

Total assets	3,602,134	2,912,453
Liabilities
Current liabilities
Trade payables	22,853	17,628
Loans and financing	74,078	53,607
Derivatives	-	757
Lease liabilities	29,420	22,693
Accounts payable to selling shareholders	154,774	131,883
Advances from customers	33,738	36,860
Labor and social obligations	58,246	46,770
Taxes payable	24,248	19,442
Income taxes payable	2,522	3,213
Other liabilities	192	376
Total current liabilities	400,071	333,229

Non-current liabilities
Loans and financing	16,724	6,750
Lease liabilities	319,159	261,822
Accounts payable to selling shareholders	241,166	168,354
Taxes payable	21,222	21,304
Provision for legal proceedings	6,795	5,269
Other liabilities	3,295	1,999
Total non-current liabilities	608,361	465,498
Total liabilities	1,008,432	798,727

Equity
Share capital	17	17
Additional paid-in capital	2,300,513	1,931,047
Share-based compensation reserve	26,554	18,114
Retained earnings	215,732	115,916
Equity attributable to equity holders of the parent	2,542,816	2,065,094
Non-controlling interests	50,886	48,632
Total equity	2,593,702	2,113,726
Total liabilities and equity	3,602,134	2,912,453

Interim condensed consolidated statements of cash flows

For the three-months periods ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	109,727	51,705
Adjustments to reconcile income before income taxes
Depreciation and amortization	24,947	9,054
Allowance for doubtful accounts	6,332	3,803
Share-based compensation expense	8,440	1,041
Net foreign exchange differences	(1,201)	(1,115)
Net (gain) loss on derivatives	(14,055)	1,966
Accrued interest	5,781	334
Accrued lease interest	9,900	6,418
Share of income of associate	(2,302)	-
Provision for legal proceedings	816	(874)
Changes in assets and liabilities
Trade receivables	(35,564)	(8,710)
Inventories	(1,648)	(92)
Recoverable taxes	(4,615)	(632)
Other assets	(767)	(14,830)
Trade payables	4,479	6,833
Taxes payables	3,183	3,824
Advances from customers	(14,116)	1,479
Labor and social obligations	7,005	3,585
Other liabilities	1,111	(4,760)

Income taxes paid	(6,057)	(1,297)
Net cash flows from operating activities	101,396	57,732

Investing activities
Acquisition of property and equipment	(17,676)	(8,815)
Acquisition of intangibles assets	(3,172)	(832)
Restricted cash	651	-
Payments of accounts payable to selling shareholders	(9,458)	(8,759)
Acquisition of subsidiaries, net of cash acquired	(102,811)	1,548
Loans to related parties	-	(140)
Net cash flows used in investing activities	(132,466)	(16,998)
Financing activities
Payments of loans and financing	(1,316)	-
Issuance of loans and financing	911	-
Payments of lease liabilities	(11,735)	(7,670)
Capital increase	-	150,000
Proceeds from issuance of common shares	389,170	-
Shares issuance cost	(19,704)	-
Dividends paid to non-controlling interests	(1,600)	-
Net cash flows from financing activities	355,726	142,330
Net foreign exchange differences	15,244	-
Net increase in cash and cash equivalents	339,900	183,064
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,283,109	245,324

Reconciliation between Net Income and Adjusted Net Income

(in thousand of R$)
	Considering the adoption of IFRS 16			Excluding the adoption of IFRS 16
	2020	2019	% Chg	2020	2019	% Chg
Net income	103,670	49,476	109.5%	103,670	49,476	109.5%
Amortization of customer relationships and trademark (1)	11,901	3,014	2.95	11,901	3,014	294.9%
Depreciation of right-of-use of assets (2)	-	-	-	5,953	3,383	76.0%
Interest expense of lease liabilities (3)	-	-	-	9,900	6,418	54.3%
Payment of lease liabilities (4)	-	-	-	(11,735)	(7,670)	53.0%
Share-based compensation	8,440	1,041	710.8%	8,440	1,041	710.8%
Adjusted Net Income	124,011	53,531	131.7%	128,129	55,662	130.2%

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of depreciation of right-of-use of assets recorded under IFRS 16 as from January 1, 2019.
(3) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1, 2019.
(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income; Proforma Adjusted EBITDA
(in thousand of R$)	First Quarter
	Considering the adoption of IFRS 16			Excluding the adoption of IFRS 16
	2020	2019	% Chg	2020	2019	% Chg
Net income	103,670	49,476	109.5%	103,670	49,476	109.5%
Net financial result	(11,154)	7,069	-	(11,154)	7,069	-
Income taxes expense	6,057	2,229	171.7%	6,057	2,229	171.7%
Depreciation and amortization	24,947	9,054	175.5%	24,947	9,054	175.5%
Interest received (1)	3,517	2,505	40.4%	3,517	2,505	40.4%
Payment of lease liabilities (2)	-	-	-	(11,735)	(7,670)	53.0%
Share-based compensation	8,440	1,041	710.8%	8,440	1,041	710.8%
Income share associate	(2,302)	0	-	(2,302)	0	-
Non-recurring expenses:	7,469	3,356	122.6%	7,469	3,356	122.6%
- Integration of new companies (3)	3,120	1,000	212.0%	3,120	1,000	212.0%
- M&A advisory and due diligence (4)	2,750	140	1864.3%	2,750	140	1864.3%
- Expansion projects (5)	783	305	156.7%	783	305	156.7%
- Restructuring expenses (6)	816	1,911	-57.3%	816	1,911	-57.3%
Adjusted EBITDA	140,644	74,730	88.2%	128,909	67,060	92.2%
Adjusted EBITDA Margin	51.6%	51.7%	-10 b.p	47.3%	46.4%	+90 b.p
Pro Forma Adjusted EBITDA (7)	140,644	103,409	36.0%	128,909	94,342	36.6%
Pro Forma Adjusted EBITDA Margin (7)	51.6%	48.3%	+330 b.p	47.3%	44.1%	+260 b.p

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.
(3) Consists of expenses related to the integration of newly acquired companies.
(4) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7) See Pro Forma Adjusted EBITDA Reconciliation to Proforma Net Income.

Reconciliation between Net Income and Pro Forma Adjusted EBITDA

	First quarter				First quarter
(in thousand of R$)	2019	2019			2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma Adjustments	FASA + IPEMED EBITDA Pre Acq.	Afya Brazil Pro Forma
Net income	49,476	20,044	- 5,315	-	64,205
Net financial result	7,069	65	-	-	7,134
Income taxes expense	2,229	1,409	-	-	3,638
Depreciation and amortization	9,054	1,726	5,315	-	16,095
Interest received (3)	2,505	-	-	-	2,505
Payment of lease liabilities (4)	-	-	-	-	0
Share-based compensation	1,041	70	-	-	1,111
Non-recurring expenses:	3,356	-	-	-	3,356
Integration of new companies (5)	1,000	-	-	-	1,000
M&A advisory and due diligence (6)	140	-	-	-	140
Expansion projects (7)	305	-	-	-	305
Restructuring expenses (8)	1,911	-	-	-	1,911
Adjusted EBITDA	74,730	23,314	-	5,365
Pro Forma Adjusted EBITDA					103,409

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30, 2019.
(2) Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.
(3) Represents the interest received on late payments of monthly tuition fees.
(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.
(5) Consists of expenses related to the integration of newly acquired companies.
(6) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(7) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(8) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.